SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)

                          Republic First Bancorp, Inc.

                                (Name of Issuer)

                          Common Stock, .01 par value *
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                         (Title of Class of Securities)

                                    760416107
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                                 (CUSIP NUMBER)

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             (Date of Event Which Requires Filing of this Statement)

* Common stock underlying trust preferred securities which are convertible into common stock at the option of the holder at a conversion price of $6.50


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)


_____________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 760416107

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  NAME OF REPORTING PERSONS: Vernon W. Hill II.
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (A)
                                            (B)
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  SEC USE ONLY

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  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

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    NUMBER OF          SOLE VOTING POWER                                 923,077
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
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                       SHARED VOTING POWER                                36,923

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                       SOLE DISPOSITIVE POWER                            923,077

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                       SHARED DISPOSITIVE POWER                           36,923

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   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
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   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

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   TYPE OF REPORTING PERSON*                                                  IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                           Republic First Bancorp

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           Two Liberty Place, Suite 2400
                           50 S. 16th Street
                           Philadelphia, PA 19102

Item 2(a).        Name of Persons Filing:

                           Vernon W. Hill II

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                          1700 Horizon Way Suite 100
                          Mt. Laurel, NJ 08054

Item 2(c).        Citizenship:  United States Citizen

Item 2(d).        Title of Class of Securities: Common Stock

Item 2(e).        CUSIP Number: 760416107


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Item 3.           If this statement is filed pursuant to Rule 13d-1(b),
                  or 13d-2(b) or (c), check whether the
                  person filing is a:

                      (a)       [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b)       [ ] Bank as defined in Section 3(a)(6) of
                                    the Exchange Act;

                      (c)       [ ] Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                      (d)       [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e)       [ ] Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                      (f)       [ ] Employee Benefit Plan or Endowment Fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)       [ ] Parent Holding Company or Control Person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)       [ ] Saving Association as defined in Section
                                    3(b) of The Federal Deposit Insurance Act;

                      (i)       [ ] Church Plan that is excluded from the
                                    definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)       [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).


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Item 4.           Ownership.

(a) Amount beneficially owned: 960,000
(b) Percent of Class: 8.3%
(c) Number of shares as to which such person has:

          (i) Sole power to vote or direct the vote: 923,077
          (ii) Shared power to vote or to direct the vote: 36,923
          (iii)Sole power to dispose or direct the disposition of: 923,077
          (iv) Shared power to dispose or to direct the disposition of: 36,923

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           disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not Applicable

Item 8. Identification and Classification of Members of the Group.

                 Not Applicable

Item 9. Notice of Dissolution of Group.

                 Not Applicable


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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2009

                                            /s/ Vernon W. Hill II
                                            -------------------------------
                                            Vernon W. Hill II, Director *


* Mr. Hill may be deemed a director by virtue of his right, pursuant to a consulting agreement with the issuer, to designate one individual to the board of directors of the issuer. In accordance with this right, Mr. Hill has designated Theodore J. Flocco, Jr. as a director of the issuer. Mr. Hill is not a director of the issuer.



     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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